Exhibit 99.1

ROYAL STANDARD MINERALS INC.

CUSIP #780919106	OTCBB: RYSMF

NEWS RELEASE
January 11, 2012

Royal Standard Announces New Board of Directors

Toronto, Ontario – January 11, 2012 - Royal Standard Minerals Inc. (OTCBB:RYSMF) (the “Company” or “Royal Standard”) announced that today it held an annual and special meeting of the shareholders (the “Meeting”) at which the following persons were elected as directors of the Company:  Paul G. Smith (Chairman), James B. Clancy, John Fitzgerald, Riyaz Lalani and Ken Strobbe. Voting results on all matters considered at the meeting will be filed on SEDAR and Edgar.

Mr. Roland Larsen, who was terminated as President and Chief Executive Officer of Royal Standard on December 6, 2011 had made an application to the Ontario Superior Court of Justice to adjourn the Meeting for 30 days.  The application was dismissed prior to the commencement of the Meeting.

Board of Directors

Paul G. Smith

Mr. Smith is President, Chief Executive Officer and director of Equity Financial Holdings Inc. (a TSX listed company), a financial services firm whose principal subsidiary is Equity Financial Trust Company.  Prior to Equity, Mr. Smith held management positions at BCE Inc., served as Executive Assistant to the Prime Minister of Canada, and was an aide to the Minister of External Affairs and to the Minister of International Cooperation.  He holds an MBA from INSEAD, an MPA from Carleton University, and undergraduate degrees (Accounting, Political Science) from the University of Ottawa.  He is a graduate of the Directors Education Program of the Institute of Corporate Directors and holds the institute’s ICD.D designation.  Mr. Smith is Chairman of the Board of VIA Rail Canada Inc., a position he has held since December, 2010, after serving as a director since 2006.  He is also a member of the board of directors of StorageVault Canada Inc., (a TSX-V listed company).

James B. Clancy

Mr. Clancy has been Senior Advisor of SableRidge Capital Partners Inc. since March 2011 and President of Clancy Consultants Inc. since October 2009.  Prior thereto, Mr. Clancy was Director-Finance for Techint E. & C. Canada from March 2006 to October 2009.  Mr. Clancy has been involved as General Manager and/or Chief Financial Officer in the pipeline construction industry in Canada and overseas for over thirty years.  He has an Honours Commerce degree from the University of Toronto and is a member of the

Canadian Institute of Chartered Accountants.  Mr. Clancy presently sits on the board, and is Chairman, of the Audit Committee of Galantas Gold Corporation (a TSX-V listed company).

John Fitzgerald

Mr. Fitzgerald has over 20 years experience in the mining industry.  Mr. Fitzgerald is Director of Mining at AuRico Gold Inc. (formerly Northgate Minerals Corporation).  Prior thereto, Mr. Fitzgerald was:  Associate Director at Scotia Capital Inc. from 2010 to 2011; an independent consultant in Toronto and Brisbane, Australia from 2008 to 2010; Principal Adviser – Underground Mining with Rio Tinto in Brisbane from 2007 to 2008; and Manager, Engineering, at Barrick Gold Corporation from 2004 to 2007; as well as engineer with various other mining companies from 1990.  Mr. Fitzgerald holds a B. Eng. degree from Nottingham University and an MBA from Durham University, England.

Riyaz Lalani

Mr. Lalani is the Chief Operating Officer of Kingsdale Shareholder Services Inc., Canada’s largest and most active proxy solicitation and shareholder services advisory firm.  He has been involved in, and led the client services teams tasked with, completing dozens of high profile client engagements, including hostile bids, complex M&A transactions and proxy contests.  Mr. Lalani is frequently called upon to brief public issuers and their directors on shareholder engagement and corporate governance practices.  Prior to joining Kingsdale, Mr. Lalani was employed by an international asset management firm in New York and Toronto from 2003 to February 2010.  Mr. Lalani worked in a variety of analytical, business development and operational roles at the firm, eventually heading up the overall research and operational efforts.  Teamed with the Chief Investment Officer, he helped originate, negotiate and structure billions of dollars of direct and secondary market equity investments into small, mid and large cap public companies in North America, Asia, Europe and the Middle East.  Mr. Lalani’s prior experience includes roles with two Canadian bank-owned investment dealers.  He is also a director of TriNorth Capital Inc. (a TSX-V listed company) and URSA Major Minerals Incorporated (a TSX listed company).

Ken M. Strobbe

Mr. Strobbe was employed at Barrick Gold Ltd. as a Manager, Underground Projects, Capital Projects Group (January 2008 to August 2011) and Senior Engineer Operations, Corporate Group (May 2006 to January 2008.  From 2004 until 2006, Mr. Strobbe  was  a Production Planning Team Member, Integrated Business Systems at Placer Dome Inc. From 2001 until 2004, he was an Underground Supervisor and Production Planner at Placer Dome Canada’s Musselwhite Mine in Northern Ontario.  Prior thereto, he held the position of Mine Engineer at the Lupin Mine (Echo Bay Mines Ltd.) and was a Senior Mine Engineer, Planning Engineer and Ventilation Engineer at the Giant Mine (Royal Oak Mines Ltd.). Mr. Strobbe has extensive experience in the areas of mine design, underground development and production planning and execution, and evaluating underground mining projects, including participation in scoping, pre-feasibility and feasibility studies.  Mr. Strobbe holds a Bachelor of Applied Science (BASc.) in Mining Engineering from the University of British Columbia.

About Royal Standard

Royal Standard Minerals is a mineral exploration and mine development company with multiple high quality gold projects in Nevada.  The Company's flagship Goldwedge mine is located southeast of the Round Mountain gold mine in central Nevada.  Royal Standard's portfolio of gold exploration projects includes Fondaway Canyon, Pinion and Dixie Comstock.  The Company intends to aggressively explore and develop its Nevada gold projects and acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements, including about current expectations on the timing of project development.  These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements.  Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials.  Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.

For more information contact Philip Gross, Interim President and Chief Executive Officer at (775) 487-2454.